Exhibit 4.2

NEITHER THIS MASTER NOTE AGREEMENT NOR THE REVENUE PARTICIPATION INTERESTS HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). NEITHER THIS NOTE NOR THE REVENUE PARTICIPATION INTERESTS MAY BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS NOTE OR THE REVENUE PARTICIPATION INTERESTS UNDER SAID ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE BORROWER THAT SUCH REGISTRATION IS NOT REQUIRED.

Issue Date: April 30, 2013

MASTER NOTE AGREEMENT
WITH REVENUE PARTICIPATION INTEREST

      This Master Note Agreement with Revenue Participation Interest (the “Agreement”) is made as of April 30, 2013 between STW RESOURCES HOLDING CORP. (“STW”), a Nevada corporation with an address of 619 W. Texas Avenue., Suite 126, Midland, Texas 79701, and the Participant or Participants (hereinafter referred to as “Participant”) subscribing to all or a portion of the $575,000.00 Corporate Promissory Note herein, as indicated by the inclusion and incorporation of this Agreement into Participant(s) related Subscription Agreement(s).

RECITALS

WHEREAS, STW, through its wholly owned subsidiary, STW Oilfield Services 1, LLC (“STW1”), will provide oilfield services including rig preparation which is the removal of oil and diesel residue on drilling rigs to meet environmental regulations prior to transit over private roads, public roads and highways. The process has multiple revenue sources, including the rig cleaning, roll-off trailer rentals, and transportation of wash-off waste to a designated facility. Please refer to Appendix A for an executive summary on the business.

STW1 anticipates revenues of over $393,000 per month starting shortly after commencing operations, from which STW1 can dedicate to repaying Participant for its capital investment and interest.

STW1 needs approximately $575,000 in funding for initial organizational and operational expenses, together with contingencies for unanticipated costs or compliance costs.

Participant, individually or in combination with other Participants has loaned STW1 an amount of Five Hundred and Seventy Five Thousand Dollars ($575,000.00). STW1 has executed within this Agreement, a Corporate Loan Note with Covenants (the "Note") and other documents relating thereto (the Note and all other documents related thereto are referred to collectively as the "Loan Documents"); and

                  NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties agree as follows:

TERMS

        1. Transaction Documents. Unless otherwise separately defined herein, all capitalized terms used in this Agreement shall have the same meaning as is set forth in the related Subscription Agreement, which together with the Subscription Agreement, will be referred to as the "Transaction Documents".

       2. Corporate Promissory Note. Participant agrees to loan the amount indicated on Participant’s Subscription to STW1, which represents all or a percentage of the $575,000.00 Project Cost (“Investment Amount”).  STW1 promises to pay Participant that amount indicated on Participant’s Subscription Agreement on or before April 30, 2018, with the Note carrying a stated percentage interest rate of 12% per annum, with the further provision that any and all payments on the Note shall come solely from Participant’s share of the Revenue Participation Fees, as set forth in following Section 5.

 3. Security Interest. To secure payment of STW1's Note obligations under this Agreement, STW1 pledges and grants to Participant a continuing security interest in its net revenues and the proceeds thereof, until such time as STW1’s obligations to pay Participant on the Note ceases.

       4. Deemed Interest. Participant’s investment hereunder shall be considered a 100% AT RISK INVESTMENT, not subject to any general guarantees other than the performance of STW1 and the revenues derived from such operations funded in whole or in part by Participant’s investment. It is not intended by the parties hereto that the Revenue Sharing payments due under this Agreement be deemed to constitute "interest" on the Note or other Loan Documents.   However, in the event a Court of competent jurisdiction determines that the Revenue Participation Fees due and payable hereunder are deemed to be "interest" arising with respect to the obligations evidenced by the Note and other Loan Documents, and as a direct result thereof such payments under this Agreement results in Borrower having paid interest in excess of that permitted by applicable law, then all excess amounts theretofore collected by Participant shall be credited on the principal balance owing under the Note and remaining Loan Documents (or, if all sums owing thereunder have been paid in full, refunded to STW1), and the amounts thereafter collectible under this Agreement shall immediately be deemed reduced, without the necessity of the execution of any new document so as to comply with applicable law and permit the recovery of the fullest amount otherwise called for hereunder.

5. Revenue Participation Fees.  In order to provide payment on the Note and an enhanced return on the Participant’s investment, STW1 will pay the following Revenue Participation Fees:

              A.           During the term hereof STW1 agrees to pay to Participant Revenue Participation Fees equal to eighty percent (80%) of the Net Operating Revenues of STW1, after deducting current and the following week’s estimated future project operational and equipment lease expenses to be incurred prior to receipt of additional revenues, to all Participants generally (with each Participant’s percentage of the $575,000 investment being paid on a pro-rata basis) until such time as each Participant’s share of the $575,000.00 Note, including accrued but unpaid interest, has been paid in full (the “PIF Event”). (Please refer to Appendix B, Rig Wash Cash Flow worksheet for details on the projected revenues, expenses and timing of repayment.) Thereafter, except for the Working Interest granted in Section 5.D., all further Revenue Fees shall cease and this Agreement shall be terminated in all respects.

              B.           The Participants’ share(s) of Net Operating Revenues, as defined above, shall be paid monthly on or before the fifteenth of the month following the month of receipt during the term hereof.  In the event payment of the Revenue Participation Fees are not received by Participant within thirty (30) days after the date due, interest shall then begin to accrue on the late payment at the rate of eighteen percent (18%) per annum until the Revenue Participation Fees due and accrued interest are paid in full.

               C.  Upon receipt of STW’s annual audited financial statements, if the Net Operating Revenues upon which the Revenue Participation Fees are calculated, are shown to be incorrect, STW1 shall immediately pay any shortfall, if any, in Revenue Participation Fees and if there was an overpayment, STW1 may deduct the overpayment from its next due payment(s) of Revenue Participation Fees. However, in no event shall the recalculated fees in any month result in an obligation of Participant to pay over to STW1 any previously paid Revenue Participation Fees.

              D. Working Interest. After the PIF Event, STW1 further grants Participant a working interest (the “Working Interest”) equal to twenty five percent (25%) in STW1 pro-rata to their participation interest in the $575,000 investment amount.  The Working Interest shall bear its pro rata share of all costs of operation, including any requirements for additional capital related to the projects entered into from the original $575,000 investment amount.

              E. Assignment of Working Interest.  After the PIF Event, Participant may assign his Interest to any Identified Party at any time upon notice to and reasonable approval by STW1.  At the time of execution of the Note, Participant may designate one or more persons or entities who, upon the reasonable approval of STW, shall be considered an Identified Party or Parties as the case may be.

              F.  Future Projects Participation:  To the extent that any new projects by ST1 are entered into beyond the initial $575,000 investment amount, Participants shall have a right of first refusal to participate in such projects on a pro rata basis, as if under the terms of this Agreement (80% of net Operating Revenues until the PIF event and a 25% working interest thereafter.

              G. No LLC Membership Implied.  Payment of Revenue Participation Fees (pre-payout or as a Working Interest) does not constitute LLC Member distributions, nor shall Participant or his assigns be deemed to be an equity or revenue LLC Member of STW1.

              H.  Stock Warrants.  As additional consideration, STW will issue two-year stock warrants to purchase shares of STW’s common stock at $0.40 per share, with up to 287,500 stock warrants to be issued.  Each Participant will be issued warrants to purchase one share of STW common stock for every two dollars invested based upon their dollar amount participation interest in the $575,000 investment amount.
 6. Term and Termination. The term of this Agreement shall commence immediately and shall terminate upon the later of payment in full of sums due under this Agreement, per Section 5.B or five (5) years from the date hereof, whichever is shorter. This Agreement may not be terminated prior to the expiration of its term without the written agreement of the parties.

 7. Default and Remedies Upon Default. In the event STW is in default of any of the terms of this Agreement, Participant shall have all the remedies provided in this Agreement.

8. Notices. Any notice to be given hereunder by either party to the other shall be in writing and personally delivered, sent by certified mail, return receipt requested or by reliable overnight delivery service, to the respective address above or to any other address required by the respective party, or by facsimile transmission with confirmation of receipt, and notice shall be deemed given on the earlier of: a) three (3) business days after notice is mailed as set forth above; or, b) upon actual receipt.

9.  Compliance with Securities Laws. Participant, as the holder of this Note, by acceptance hereof, acknowledges that this Note and the Revenue Participation Interests are being acquired solely for the Participant’s own account and not as a nominee for any other party, and for investment, and that the Participant will not offer, sell or otherwise dispose this Note and/or Revenue Participation Interest except pursuant to an effective registration statement, or an exemption from registration, under the Securities Act and any applicable state securities laws.

10. Jurisdiction. The terms and provisions of this agreement shall be governed by Texas law without giving effect to any choice or conflict of law provision or rule (whether of Texas or any other jurisdiction) that would cause the application of the laws of any other jurisdiction other than Texas to apply.   Each of the parties submits to the exclusive jurisdiction of the state district courts sitting in Dallas County, Texas.  Each party also agrees not to bring any such action or proceeding arising out of or relating to this Agreement in such court.  Each of the parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought.

         IN WITNESS WHEREOF, the parties have executed this Agreement upon the date set forth above.

STW RESOURCES HOLDING CORP.

By:  ________________________
Stanley T. Weiner, its CEO

PARTICIPANTS

[Agreements indicated by their signatures on the Subscription Agreements]